000-17741

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-KSB

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **FEBRUARY 29, 2008**

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number **000-17741**

EPOLIN, INC.
(Name of Small Business Issuer in Its Charter)

New Jersey (State or other jurisdiction of incorporation or organization)	**22-2547226** (I.R.S. Employer Identification Number)
358-364 Adams Street **Newark, New Jersey** (Address of principal executive offices)	**07105** (Zip Code)

Issuer's telephone number, including area code: **(973) 465-9495**

Securities registered under Section 12(b) of the Exchange Act: **None**

Securities registered under Section 12(g) of the Exchange Act: **Common Stock (no par value)**

Check whether the Issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. [ ]

Check whether the Issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B not contained in this form, and no disclosure will be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

State Issuer's revenues for its most recent fiscal year: $3,592,940.

As of May 16, 2008, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Issuer (8,259,310 shares) was approximately $4,832,000. The number of shares outstanding of the Common Stock (no par value) of the Issuer as of the close of business on May 16, 2008 was 11,966,355.

Documents Incorporated by Reference: Portions of the definitive proxy statement for the Annual Meeting of Stockholders to be held in 2008 are incorporated by reference into Part III hereof.

Transitional Small Business Disclosure Format: Yes [ ] No [X]

EPOLIN, INC.

TABLE OF CONTENTS

Forward-Looking Statements

This report contains certain forward-looking statements and information relating to the Company that are based on the beliefs and assumptions made by the Company's management as well as information currently available to the management. When used in this document, the words "anticipate", "believe", "estimate", and "expect" and similar expressions, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Certain of these risks and uncertainties are discussed in this report under the caption "Uncertainties and Risk Factors" in Part I, Item 1 "Description of Business". The Company does not intend to update these forward-looking statements.

PART I

Item 1. Description of Business.

Introduction

Epolin, Inc. (referred to herein as "Epolin", the "Company", "we", "us" and "our"), which was incorporated in the State of New Jersey in May 1984, is a specialized chemical company primarily engaged in the manufacturing, marketing, research and development of dyes and dye formulations. Our business is heavily weighted towards the development, manufacture and sale of near infrared dyes. Our principal offices are located at 358-364 Adams Street, Newark, New Jersey 07105 and our telephone number is (973) 465-9495. Epolin's web-site can be accessed at www.epolin.com.

Our wholly-owned subsidiary, Epolin Holding Corp. ("Epolin Holding"), was incorporated in the State of New Jersey as a real estate holding company. Epolin Holding became a wholly-owned subsidiary in January 1998.

Following completion of Epolin's public offering in 1989, our revenues were then primarily generated through the synthesis and sale of specialty organic chemical products. Building upon this base, Epolin singled out near infrared dye technology as a most promising product line and since 1991 has emphasized the development, manufacture and sale of these dyes.

Paralleling the growth of the dye business, we maintain a level of production and sales of specialty products made on a custom basis. These include additives for plastics, thermochromic materials for use in paints as well as other specialty chemicals made in low volume to sell at prices that reflect the value of the product. However, unlike the dye business, we do not expect our specialty chemical business to grow.

Unless the context otherwise requires, all references herein to "Epolin" or the "Company" refer to Epolin, Inc. and its consolidated subsidiary, Epolin Holding Corp.

Infrared Dyes

Based upon our years of experience in the specialty dye business, we believe that Epolin possesses the largest offering of near infrared (NIR) dyes in the world. Our Epolight™ NIR dyes absorb in the near infrared region of the electromagnetic light spectrum which is 700nm to 1600nm. However, we are unaware of any statistical evidence available to support or contradict the belief that Epolin is the largest NIR dye producer.

Epolight™ dyes are sold as pure crystalline dyes or formulated mixtures. We also incorporate our dyes into liquid inks and thermoplastics pellets. Applications for our products cover several markets which are discussed in the following subsections:

Eye Protection

We provide products to the eye protection industry that absorb or block harmful radiation generated by industrial welding. We also develop and market products that protect against lasers used in military, industrial and medical applications.

Consumers are increasingly aware of the risk of macular degeneration due to long term exposure to the sun's harmful NIR light waves. This concern has generated interest in our products for use in sunglasses.

We offer our eye protection absorbers in the form of Epolight™ dye powders and Luminate™ dye pellets.

Security Ink

We have a growing business in the sale of Epolight™ dyes and inks to the security industry. Our products have limited visibility to the human eye but can be easily "seen" or read by near infrared cameras or sensors. Our products are viable tools to thwart counterfeiting and fraud in the areas of bank cards, currency, secure documents and consumer goods.

Light Management

The other market areas for our technology rely on our ability to engineer filters that provide absorption or transmission of specific wavelengths in electromagnetic spectrum. The ability to "manage light" draws customers with filter applications as diverse as thermal shields, optoelectronics, light sensors and "night vision" used by the military.

Specialty Chemical Products

Although we are heavily engaged in the manufacture and sale of dyes, we maintain a level of production and sales of specialty products made on a custom basis. The production and sale of these products represents less than 10% of the overall business.

Effect of Compliance with Government Regulation

Manufacturers of chemical products are subject to extensive Federal and State environmental regulations. Although we believe that our manufacturing processes do not result in the emission of volatile organic vapors into the atmosphere, and that we are not in violation of any State or Federal environmental regulations, Epolin is required to comply with such regulations with respect to manufacture, storage and/or disposal of toxic materials. To our knowledge, we are in compliance with present regulations. However, no assurances can be given that future regulations will not be adopted, compliance with which will result in substantial expense to, and otherwise adversely affect our business. In addition, we are subject to the State of New Jersey Industrial Site Recovery Act (ISRA), which, among other requirements, requires us to obtain prior approval before relocating our facilities or consummating a transaction that would result in a change in control of Epolin. Our facilities are subject to inspection to ascertain whether we have complied with State environmental regulations. While we believe Epolin has complied with such regulations, there can be no assurance that we will not be required to incur expenses to remedy any future environmental violations discovered. We register all new and proprietary products with the Toxic Substances Control Agency (TSCA) which is required in order for us to offer for sale any new chemical product. No assurances can be given that such registrations will be approved for any new product.

During the years ended February 29, 2008 and February 28, 2007, we expended approximately $31,000 and $22,000, respectively, for compliance with environmental laws. Actual costs to be incurred in future periods may vary from the foregoing costs, given inherent uncertainties in evaluating environmental exposures. Subject to the imprecision in estimating future environmental costs, we do not expect that any sum we may have to pay in connection with environmental matters would have a materially adverse effect on our financial condition or results of operations in any one year.

Sources and Availability of Raw Materials

We purchase chemicals from several large chemical manufacturers and then further processes them into our saleable products. Although we limit ourselves to a relatively small number of suppliers, we are not restricted to such suppliers, and Management believes the availability to such raw materials is widespread. During the year ended February 29, 2008, no significant difficulties were encountered in obtaining adequate supplies of raw materials.

Research and Development

Our research and development efforts are devoted to (i) developing new or improved products to satisfy defined market needs, (ii) providing quality technical services to assure the success of our products for our customers' applications, and (iii) providing support to our manufacturing plant.

We have committed resources to research and development of new dyes and to our capability to provide technical services to customers. New applications are supported by a Director of Research with contributions from his staff including Murray S. Cohen, Ph.D., our Chief Scientist.

During the years ended February 29, 2008 and February 28, 2007, the amounts spent on research and development activities were approximately $393,000 and $441,000, respectively. All research and development costs are borne by Epolin.

Sales and Distribution

Our internal sales team sells directly to customers on a worldwide basis. We also hire independent distributors and have sales agents in North America, Europe and Asia. In total, we currently sell to customers in twenty nations. We also use our customer-centric website to develop new customers and marketing opportunities at www.epolin.com.

Competition

We experience, in management's opinion, limited competition in all areas of our business. Management believes that other dye companies do not offer the broad range of dyes nor provide the level of technical service as provided by Epolin. We believe that our extensive product portfolio, technical expertise and customer support are the key factors in our competitiveness.

Technological Obsolescence

The major portion of our product line has been used in protective eyewear since 1976. Yet the field has proven to be an active one and we must anticipate competition to develop.

Epolin has committed itself to make capital investments to maintain its position as a key supplier in this field. There can be no assurance that our dye technology will not be rendered less competitive, or obsolete, by the development of new methods to achieve laser safety and other forms of eye protection.

Patents and Proprietary Protection

We have not generally in the past relied upon patents for protection of our dye business or to provide us with any significant competitive advantage as it relates to our existing product lines. There can be no assurance that others may not independently develop the same, similar or alternative technologies or otherwise obtain access to our proprietary technologies. However, we recently filed a patent application in the United States for a new IR dye compound. Even if this patent application is granted, we cannot guaranty that such will be of commercial benefit to the Company or otherwise offer the Company protection from competing products.

Dependence on Certain Customers

A material portion of our business is dependent on certain domestic customers, the loss of which could have a material effect on operations. During the year ended February 29, 2008, approximately 37.1% of sales were to three customers. Two of these customers, located in the Eastern United States, accounted for 29.3% of sales. During the year ended February 28, 2007, approximately 37.5% of sales were to four customers. Two of these customers, located in the Eastern United States, accounted for 24.5% of sales.

Employees

We presently employ ten persons on a full time basis. Our employees are not represented by labor unions. We believe that relations with our employees are good.

Uncertainties and Risk Factors

Our business involves a high degree of risk. In addition to other information in this report, potential investors should carefully consider the risks and uncertainties described below and the other information in this report before deciding whether to invest in shares of our common stock. Each of the following risks may materially and adversely affect our business, results of operations and financial condition. These risks may cause the market price of our common stock to decline, which may cause you to lose all or a part of the money you paid to buy our common stock.

OPERATING RESULTS MAY FLUCTUATE. Our operating results may fluctuate because of a number of factors, many of which are beyond our control. Some of these factors that affect our results but which are difficult to control or predict are: the reduction, rescheduling or cancellation of orders by customers whether as a result of slowing demand for our products, stockpiling of our products or otherwise; fluctuations in the timing and amount of customer requests for product shipments; fluctuations in product life cycles; changes in the mix of products that our customers buy; competitive pressures on selling prices; the ability of our customers to obtain products from their other suppliers; and general economic conditions.

DEPENDENCE ON KEY CUSTOMERS. Our customers are concentrated, so the loss of one or more key customers could significantly reduce our revenues. During the year ended February 29, 2008, approximately 37.1% of sales were to three customers. Two of these customers, located in the Eastern United States, accounted for 29.3% of sales. During the year ended February 28, 2007, approximately 37.5% of sales were to four customers. Two of these customers, located in the Eastern United States, accounted for 24.5% of sales.

TECHNOLOGICAL CHANGES. The major portion of our product line has been used in protective eyewear since 1976. Yet the field has proven to be an active one and we must anticipate competition to develop. Epolin has committed itself to make capital investments to maintain its position as a key supplier in this field. There can be no assurance that our dye technology will not be rendered less competitive, or obsolete, by the development of new methods to achieve laser safety and other forms of eye protection.

COMPETITION. We experience, in management's opinion, limited competition in all areas of our business. Management believes that other dye companies do not offer the broad range of dyes nor provide the level of technical service as provided by Epolin. We believe that our extensive product portfolio, technical expertise and customer support are the key factors in our competitiveness. However, as mentioned above, there can be no assurance that we will be able to maintain our competitive position in the event new methods to achieve laser safety and other forms of eye protection are developed.

ENVIRONMENTAL REGULATION. Manufacturers of chemical products are subject to extensive Federal and State environmental regulations. While we believe Epolin has complied with such regulations, there can be no assurance that we will not be required to incur expenses to remedy any future environmental violations discovered. In addition, no assurances can be given that future regulations will not be adopted, compliance with which will result in substantial expense to, and otherwise adversely affect our business.

PATENTS AND PROPRIETARY PROTECTION. We have not generally in the past relied upon patents for protection of our dye business or to provide us with any significant competitive advantage as it relates to our existing product lines. There can be no assurance that others may not independently develop the same, similar or alternative technologies or otherwise obtain access to our proprietary technologies. However, we recently filed a patent application in the United States for a new IR dye compound. Even if this patent application is granted, we cannot guaranty that such will be of commercial benefit to the Company or otherwise offer the Company protection from competing products.

SOURCES AND AVAILABILITY OF RAW MATERIALS. We purchase chemicals from several large chemical manufacturers and then further process them into its saleable products. Although we limit ourselves to a relatively small number of suppliers, we are not restricted to such suppliers, and Management believes the availability to such raw materials is widespread. Nevertheless, there can be no assurance that raw materials will continue to be easily obtainable. Any difficulty in obtaining raw materials would have a material adverse effect on our business.

WE ARE DEPENDENT ON KEY PERSONNEL INCLUDING OUR EXECUTIVE OFFICERS. Due to the specialized nature of our business, our success depends in part upon attracting and retaining the services of qualified managerial and technical personnel. The market for such persons remains competitive and the relative small size of Epolin may make it more difficult for us to recruit and retain qualified persons. In addition, and since we are a small company, a loss of one or more of our current officers could severely and negatively impact our operations.

DIVIDENDS. During fiscal 2007, Epolin approved the adoption of a dividend policy under which Epolin will issue a regular annual cash dividend on shares of its Common Stock. The amount of the dividend, record date and payment date will be subject to approval every year by the Board of Directors. As a result, any such future dividends will depend on earnings, other financial requirements and other factors, many of which may be beyond the control of Epolin.

MAINTAINING AND IMPROVING OUR FINANCIAL CONTROLS MAY STRAIN OUR RESOURCES AND DIVERT MANAGEMENT'S ATTENTION. We are subject to the requirements of the Securities Exchange Act of 1934, including the requirements of the Sarbanes-Oxley Act of 2002. The requirements of these rules and regulations have increased, and we expect will continue to increase, our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. This can be difficult to do. As a result of this and similar activities, management's attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

OUR STOCK PRICE MAY EXPERIENCE VOLATILITY. The market price of the Common Stock, which currently is listed in the OTC Bulletin Board, has, in the past, fluctuated over time and may in the future be volatile. We believe that there are a small number of market makers that make a market in our Common Stock. The actions of any of these market makers could substantially impact the volatility of our Common Stock.

POTENTIAL FUTURE SALES PURSUANT TO RULE 144. Many of the shares of Common Stock presently held by management and others are "restricted securities" as that term is defined in Rule 144, promulgated under the Securities Act. Under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a certain holding period, may, under certain circumstances sell such shares or a portion of such shares. Effective as of February 15, 2008, the holding period for the resale of restricted securities of reporting companies was shortened from one year to six months. Additionally, the SEC substantially simplified Rule 144 compliance for non-affiliates by allowing non-affiliates of reporting companies to freely resell restricted securities after satisfying a six-month holding period (subject only to the Rule 144(c) public information requirement until the securities have been held for one year) and by allowing non-affiliates of non-reporting companies to freely resell restricted securities after satisfying a 12-month holding period. Such holding periods have already been satisfied in many instances. Therefore, actual sales or the prospect of sales of such shares under Rule 144 in the future may depress the prices of the Company's securities.

OUR COMMON STOCK IS A PENNY STOCK. Our Common Stock is classified as a penny stock, which is traded on the OTCBB. As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the price of the shares of the Common Stock. In addition, the "penny stock" rules adopted by the Securities and Exchange Commission subject the sale of the shares of the Common Stock to certain regulations which impose sales practice requirements on broker-dealers. For example, broker-dealers selling such securities must, prior to effecting the transaction, provide their customers with a document that discloses the risks of investing in such securities. Furthermore, if the person purchasing the securities is someone other than an accredited investor or an established customer of the broker-dealer, the broker-dealer must also approve the potential customer's account by obtaining information concerning the customer's financial situation, investment experience and investment objectives. The broker-dealer must also make a determination whether the transaction is suitable for the customer and whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in such securities. Accordingly, the Commission's rules may result in the limitation of the number of potential purchasers of the shares of the Common Stock. In addition, the additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Common Stock, which could severely limit the market of our Common Stock.

LIMITATIONS OF THE OTCBB CAN HINDER COMPLETION OF TRADES. Trades and quotations on the OTCBB involve a manual process that may delay order processing. Price fluctuations during a delay can result in the failure of a limit order to execute or cause execution of a market order at a price significantly different from the price prevailing when an order was entered. Consequently, one may be unable to trade in our Common Stock at optimum prices.

THE OTCBB IS VULNERABLE TO MARKET FRAUD. OTCBB securities are frequent targets of fraud or market manipulation, both because of their generally low prices and because OTCBB reporting requirements are less stringent than those of the stock exchanges or NASDAQ.

INCREASED DEALER COMPENSATION COULD ADVERSELY AFFECT STOCK PRICE. OTCBB dealers' spreads (the difference between the bid and ask prices) may be large, causing higher purchase prices and less sale proceeds for investors.

Except as required by the Federal Securities Law, Epolin does not undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this Form 10-KSB or for any other reason.

Item 2. Description of Property.

We presently occupy approximately 19,500 square feet of manufacturing, warehouse and administrative space in Newark, New Jersey which property the Company has occupied since June 1989. The property is currently owned by Epolin Holding Corp. ("Epolin Holding"), our wholly-owned subsidiary. We presently occupy the property pursuant to a lease, effective November 1, 1996, which was for an initial term of five years with three five years options with annual rent of $97,740, subject to annual adjustments based on increases in the Consumer Price Index which adjustments have been waived by Epolin Holding. Such rent includes real estate taxes and insurance expenses. Generally, we expect that the lease will be renewed in the normal course of business. We believe that the current facility is adequate for the foreseeable future.

We entered into a sublease with a non-related party effective September 2005 for an initial term ending October 31, 2007 pursuant to which we are subleasing approximately 2,500 square feet of our space for the subtenant to operate a laboratory. Under the terms of the arrangement, the subtenant is to pay an annual rental of $18,000. The subtenant is currently in arrears.

Item 3. Legal Proceedings.

There are no material pending legal proceedings to which the Company is a party or to which any of its property is subject.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders.

PART II

Item 5. Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities.

Market Information

The Company's Common Stock is presently being traded in the over-the-counter market under the symbol "EPLN" and is listed on the OTC Bulletin Board. The following chart sets forth the range of the high and low bid quotations for the Company's Common Stock for each period indicated. The quotations represent prices between dealers and do not include retail markups, markdowns, commissions or other adjustments and may not represent actual transactions.

Period	Bid Prices	
Fiscal year ended February 29, 2008:	**High**	**Low**
March 1, 2007 to May 31, 2007	$.79	$.66
June 1, 2007 to Aug. 31, 2007	$.72	$.62
Sept. 1, 2007 to Nov. 30, 2007	$.68	$.61
Dec. 1, 2007 to Feb. 29, 2008	$.67	$.62
Fiscal year ended February 28, 2007:	**High**	**Low**
March 1, 2006 to May 31, 2006	$.97	$.71
June 1, 2006 to Aug. 31, 2006	$.83	$.65
Sept. 1, 2006 to Nov. 30, 2006	$.87	$.71
Dec. 1, 2006 to Feb. 28, 2007	$.86	$.67

Holders

As of May 16, 2008, there were approximately 280 stockholders of record of the Company's Common Stock. This does not reflect persons or entities that hold their stock in nominee or "street name".

Dividends

Subsequent to the end of fiscal 2006, our Board of Directors approved the adoption of a dividend policy under which we will issue a regular annual cash dividend on shares of our Common Stock. The amount of the dividend, record date and payment date will be subject to approval every year by the Board of Directors. In accordance with the new dividend policy, in April 2006, the Board of Directors declared and we paid the first regular annual cash dividend of $0.02 per share in May 2006. In addition, in December 2006 and considering our cash position, the Board of Directors declared a special cash dividend of $0.02 per share which was paid on January 3, 2007. In April 2007, the Board of Directors declared and we paid in May 2007 the second regular annual cash dividend of $0.02 per share. In addition, in October 2007, the Board of Directors declared and we paid another special cash dividend of $0.02 per share which was paid on January 7, 2008. In April 2008, the Board of Directors declared and we paid in May 2008 the third regular annual cash dividend of $0.02 per share.

Recent Sales of Unregistered Securities

In fiscal 2006, we issued 100,000 shares of Common Stock pursuant to an employment agreement and issued 30,000 shares of Common Stock upon exercise of previously granted stock options at an aggregate exercise price of $8,300. In fiscal 2007, we issued 56,000 shares of Common Stock upon exercise of previously granted stock options at an aggregate exercise price of $16,210. No shares were issued in fiscal 2008.

In fiscal 2006, we granted an aggregate of 200,000 stock options exercisable at $.54 per share. In addition, in fiscal 2006, we cancelled an aggregate of 162,000 stock options exercisable at $.35 per share granted in fiscal 2004 and issued an equal number of replacement stock options to holders of such options exercisable at $.41 per share. No options were granted in fiscal 2007 and 2008. All of such stock options expire five or ten years after the date granted and are subject to various vesting periods.

All of such securities were issued in reliance upon the exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, for "transactions by the issuer not involving any public offering".

Equity Compensation Plan Information

Information regarding equity compensations plans, as of February 29, 2008, is set forth in the table below:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average Exercise price of Outstanding options, Warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	-0-	-0-	-0-
Equity compensation plans not approved by security holders	416,000	$0.50	498,000
Total	416,000	$0.50	498,000

The foregoing equity compensation plan information relates to the stock options granted under the 1998 Stock Option Plan, as well as 100,000 stock option granted outside of the plan to Greg Amato.

Small Business Issuer Purchases of Equity Securities

In August 2001, the Board of Directors of the Company authorized a 500,000 share stock repurchase program. Pursuant to the repurchase program, the Company may purchase up to 500,000 shares of its common stock in the open market or in privately negotiated transactions from time to time, based on market prices. The Company indicated that the timing of the buyback of the Company's shares will be dictated by overall financial and market conditions and other corporate considerations. The repurchase program may be suspended without further notice. There were no repurchases made by the Company of shares of its Common Stock during the fiscal year ended February 29, 2008. In prior years, since the adoption of the program in August 2001, a total of 331,500 shares were repurchased at a cumulative cost of $195,766.

Item 6. Management's Discussion and Analysis or Plan of Operation.

The following discussion should be read in conjunction with the audited consolidated financial statements and the notes thereto appearing elsewhere in this report and is qualified in its entirety by the foregoing.

Executive Overview

Epolin, Inc. (the "Company", "we", "us" and "our") is a specialized chemical company primarily engaged in the manufacturing, marketing, research and development of infrared dyes, laser absorbing dyes and infrared dye formulations. Our business is heavily weighted towards the development, manufacture and sale of near infrared dyes. Applications for these dyes cover several markets that include laser protection, welding, sunglasses, optical filters, glazing and imaging and security inks and tagants. We also manufacture specialty chemicals for certain chemical manufacturers.

We have succeeded in growing over the last decade based on the development, application and manufacture of near infrared dyes. In recent years, we have embarked on an aggressive campaign to make our dyes easier to use. In this regard, we offer technical service support for extrusion and injection molding of our dyes with a variety of resin substrates. Our dyes can now be uniquely formulated to each customer's specifications and manufactured in our own facility. In addition, we hold a broad range of dyes in inventory for immediate sale.

We sell our products to manufacturers of plastics/resins, credit cards, electronics, glass and other basic materials. Our customers are located in all regions of the world, although a material portion of our business is dependent on certain domestic customers, the loss of which could have a material effect on operations. As the service economy continues to dwarf the manufacturing sector in the United States, we now offer our customers added service in the form of formulated inks and resins. This has resulted in increasing our worldwide sales of these products and, we believe, lessens the threat of competition from lower cost dyes manufactured abroad. During the year ended February 29, 2008, approximately 37.1% of sales were to three customers. Two of these customers, located in the Eastern United States, accounted for 29.3% of sales. During the year ended February 28, 2007, approximately 37.5% of sales were to four customers. Two of these customers, located in the Eastern United States, accounted for 24.5% of sales. The loss of one or more key customers could have a material adverse effect on the Company.

Results of Operations

The following tables set forth operations data for the year ended February 29, 2008 and year ended February 28, 2007.

	2008	2007	% change
Sales	$3,592,940	$3,609,674	-0.5%
Gross profit	2,188,931	2,155,593	1.5%
Gross profit percentage	60.9%	60.0%	0.9%
Selling, general & administrative	1,235,078	1,280,547	-3.6%
Operating income	953,853	875,046	9.0%
Other Income	174,229	88,451	97.0%
Income before taxes	1,128,082	963,497	17.1%
Income taxes	404,455	340,569	18.8%
Net income (after taxes)	$ 723,627	$ 622,928	16.2%

Sales

For the year ended February 29, 2008, sales were $3,593,000 as compared to $3,610,000 for the year ended February 28, 2007, a decrease of $17,000 or 0.5%.

Sales in the eye protection market, which represents our oldest and traditional market, increased by $292,000 for fiscal 2008 compared to fiscal 2007, while sales in the ink and coating market decreased by $225,000 in the same period. Sales in the light management market increased by $5,000 for fiscal 2008 compared to the prior year. The decrease in sales in the ink and coating market is primarily due to reduced sales in the security inks business, which had been a key area of our growth from 2005 to 2007, but has declined since then to approximately the level of sales we achieved in this market in fiscal 2005.

Sales overseas decreased in Asia and Europe for year ended February 29, 2008 while sales increased in the United States for the year ended February 29, 2008 compared to the prior year. For fiscal 2008, sales in Asia decreased to $481,000 from $508,000 while in Europe, sales decreased for fiscal 2008 to $273,000 from $308,000 for fiscal 2007. In the United States, sales increased to $2,838,000 in fiscal 2008 from $2,775,000 in fiscal 2007.

Gross Profit

Gross profit, defined as sales less cost of sales, was $2,189,000 or 60.9% of sales for the year ended February 29, 2008 compared to $2,156,000 or 60.0% of sales for the year ended February 28, 2007.

Cost of sales was $1,404,000 for the year ended February 29, 2008 which represented 39.1% of sales compared to $1,454,000 for the year ended February 28, 2007 which represented 40.3% of sales. Total cost of materials increased $13,000 in fiscal 2008 compared to the prior year, while total factory overhead decreased $63,000 in fiscal 2008 compared to the prior year, primarily due to decreases in research and development salaries and decreases in applied factory overhead.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased to $1,235,000 or 34.4% of sales for the year ended February 29, 2008 compared to $1,281,000 or 35.4% of sales for the year ended February 28, 2007, a decrease of

$46,000. Such decrease in absolute dollars was primarily due to a decrease in officers' salaries (primarily from the Chairman of the Board's decision to become a part-time employee effective in September 2006 with a corresponding reduction in his base salary) and a decrease in commissions and consulting fees in fiscal 2008 offset by an increase in administrative salaries, directors and officers insurance and applied factory overhead.

Operating Income

Operating income, in terms of absolute dollars, increased to $954,000 for fiscal 2008 from $875,000 for fiscal 2007, an increase of $79,000. Although sales decreased in 2008 compared to the prior year, operating income increased due to a greater decrease in cost of sales and selling, general and administrative expenses for fiscal 2008 compared to fiscal 2007. As a percentage of sales, operating income increased to 26.5% of sales for fiscal 2008 from 24.2% of sales for fiscal 2007.

Other Income

Total other income for the year ended February 29, 2008 was $174,000 as compared to $88,000 for the year ended February 28, 2007. Such increase was primarily due to an insurance reimbursement of $61,000 we received in the quarter ended November 30, 2007 for flood damage for which there was not a comparable item in fiscal 2007. We realized rental income of $18,000 for fiscal 2008 compared to rental income of $17,000 for fiscal 2007. Our interest income increased to $89,000 for fiscal 2008 from $72,000 in fiscal 2007.

Net Income

During fiscal 2008, we reported income before taxes of $1,128,000 as compared to income before taxes of $963,000 for fiscal 2007. Income taxes were $404,000 for fiscal 2008 compared to $341,000 for the year ended February 28, 2007. Changes in income taxes are generally attributed to changes from period to period in sales and expenses. Net income after taxes was $724,000 or $0.06 per share for the year ended February 29, 2008 compared to net income after taxes of $623,000 or $0.05 per share for the year ended February 28, 2007.

Net income in the future will be dependent upon our ability to increase revenues faster than increases, if any, in our selling, general and administrative expenses, research and development expenses and other expenses. Prior to fiscal 2007, sales had grown for a number of consecutive years. In fiscal 2007, however, sales decreased by $91,000 compared to fiscal 2006 and, in fiscal 2008, sales decreased by $17,000 compared to fiscal 2007. While sales have decreased, net income did improve in fiscal 2008 by $101,000 compared to fiscal 2007 and net income increased by $29,000 in fiscal 2007 compared to fiscal 2006.

Operations Outlook

Since fiscal 2005, we have been going through a period of reassessing our direction in order to increase value for our shareholders. Our business, though reasonably healthy, did not grow to the degree management anticipated from 2002 to 2005. While the sales level of $2,880,000 reached during fiscal 2005 was at the time an all time high for the Company, it was not significantly more than the sales level we achieved in 2004 ($2,734,000), 2003 ($2,690,000) or 2002 ($2,550,000). The plateau of sales during that four years was in contrast to the greater sales growth the Company experienced in certain years prior to 2002. Based upon these observations, we tried to learn what could be done to stimulate growth and recapture the promise of our early years. As a result, we assembled a business plan and began to make changes consistent with such plan. The plan showed us that developments coming out of our R&D were not reaching the marketplace and therefore, not commanding their proper attention. Through this teamwork of R&D with marketing, we revamped our web site, streamlined our pricing structure and reached out to our key customers and agents. We believe the business plan made clear the necessity of hiring a Sales/Marketing executive along with back up technical service help, both of which have been accomplished. In order to cover the cost of these additional personnel and place a greater emphasis on company growth, we suspended in fiscal 2005 the cash dividends program which we had been in place during fiscal 2002, 2003 and 2004 in order to place greater emphasis on business growth. All of the foregoing resulted in strong sales growth and we achieved $3,701,000 in sales for fiscal 2006 which was $821,000 or 28.5% greater than the prior year. Nevertheless, in fiscal 2007, sales decreased to $3,610,000, a decrease of 2.5% from the prior year, and in fiscal 2008, sales decreased to $3,593,000, a decrease of 0.5% from the prior year. During these periods of reduced sales, we had a major decline in sales of security inks for the credit card market which had been a key area of our growth in recent periods. While this market remains a major source of business for us, we may not be able achieve the same type of growth in the security inks market in the future. Nevertheless, we are confident that with our core group of products, we will be able to maintain sales in our principal markets while always seeking new areas for the use of our dyes.

Liquidity and Capital Resources

Our primary source of funds is cash flow from operations in the normal course of selling products. On February 29, 2008, we had working capital of $3,007,000, a debt to equity ratio of 0.15 to 1, and stockholders' equity of $3,911,000 compared to working capital of $2,735,000, a debt to equity ratio of 0.17 to 1, and stockholders' equity of $3,652,000 on February 28, 2007. On February 29, 2008, we had $1,980,000 in cash and cash equivalents, total assets of $4,478,000 and total liabilities of $566,000, compared to $1,751,000 in cash and cash equivalents, total assets of $4,243,000 and total liabilities of $591,000 on February 28, 2007.

Net cash provided by operating activities for the year ended February 29, 2008 was $802,000 which was primarily the result of net income of $724,000, plus increases in accrued expenses of $26,000 and taxes payable of $31,000, and decreases in prepaid expenses of $17,000, offset by an increase in accounts receivable of $71,000 and decreases in accounts payable of $42,000. Net cash provided by operating activities for the year ended February 28, 2007 was $845,000 which was primarily the result of net income of $623,000, plus decreases in accounts receivable of $149,000 and increases in accounts payable of $40,000, offset by a decrease in accrued expenses of $62,000.

Net cash used by investing activities for year ended February 29, 2008 was $94,000 due to equipment purchases of $120,000 offset by a decrease in cash value of a life insurance policy of $26,000, while net cash used by investing activities was $121,000 for the year ended February 28, 2007 due to equipment purchases of $109,000 offset by an increase in cash value of a life insurance policy of $12,000. For the year ended February 29, 2008, net cash used by financing activities was $479,000 due to two cash dividends having been paid totaling $479,000, and was $488,000 for the year ended February 28, 2007 which was due to two cash dividends having been paid totaling $479,000 together with the repurchase of $26,000 of stock in fiscal 2007 offset by $16,210 for the issuance of common stock.

We anticipate, based on currently proposed plans and assumptions relating to our operations, that our current cash and cash equivalents together with projected cash flows from operations and projected revenues will be sufficient to satisfy its contemplated cash requirements for more than the next 12 months. Our contemplated cash requirements for fiscal 2009 and beyond will depend primarily upon level of sales of our products, inventory levels, product development, sales and marketing expenditures and capital expenditures.

Inflation has not significantly impacted our operations.

Significant Accounting Policies

Our discussion and analysis of the Company's financial condition and results of operations are based upon our consolidated financial statements which have been prepared in conformity with U.S. generally accepted accounting principles. Our significant accounting policies are described in Note B to the consolidated financial statements included elsewhere herein. The application of our critical accounting policies is particularly important to the portrayal of our financial position and results of operations. These critical accounting policies require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We believe the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of the consolidated financial statements.

Inventories – Our inventories consist of raw materials, work in process, finished goods and supplies which we value at the lower of cost or market under the first-in, first-out method.

Plant, Property and Equipment – Our plant, property and equipment are stated at cost. We compute provisions for depreciation on the straight-line methods, based upon the estimated useful lives of the various assets. We also capitalize the costs of major renewals and betterments. Repairs and maintenance are charged to operations as incurred. Upon disposition, the cost and related accumulated depreciation are removed and any related gain or loss is reflected in earnings.

Income taxes - We account for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", in which the asset and liability method is used in accounting for income taxes. We recognize deferred taxes for temporary differences between the basis of assets and liabilities for financial statement and for income tax purposes. Temporary differences relate primarily to different accounting methods used for depreciation and amortization of property and equipment and deferred compensation.

Revenue Recognition – We recognize revenue consistent with the provisions of SEC Staff Accounting Bulletin No. 104, "Revenue Recognition", which sets forth guidelines in the timing of revenue recognition based upon factors such as passage of title, payments and customer acceptance. Any amounts received prior to satisfying our revenue recognition criteria will be recorded as deferred revenue in the accompanying balance sheet. We recognize revenue from product sales when there is persuasive evidence that an arrangement exists, when title has passed, the price is fixed or determinable, and we are reasonably assured of collecting the resulting receivable. Our policy is to replace certain products that do not conform to customer specifications, however replacements are made at our discretion subject to in house product lab analysis. There are no terms or conditions set forth within our sales contracts that provide for product replacements. We expense replacement costs as incurred.

Stock-based Compensation – We have adopted disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure - an Amendment of FASB Statement No. 123." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the stock at the date of grant over the amount an employee must pay to acquire the stock.

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment". SFAS 123R revises SFAS No. 123 and supersedes APB 25 to require companies to measure and recognize in operations the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. That cost will be recognized over the vesting period during which an employee is required to provide service in exchange for the award. On April 14, 2005, the Securities and Exchange Commission issued a ruling that amended the effective date for SFAS 123R. As a result, we will adopt SFAS 123R on March 1, 2006.

Other Information

Subsequent to the end of fiscal 2006, the Board of Directors approved the adoption of a dividend policy under which Epolin will issue a regular annual cash dividend on shares of its Common Stock. The amount of the dividend, record date and payment date will be subject to approval every year by the Board of Directors. In accordance with the new dividend policy, in April 2006, the Board of Directors declared and Epolin paid the first regular annual cash dividend of $0.02 per share in May 2006. In addition, in December 2006 and considering our cash position, the Board of Directors declared a special cash dividend of $0.02 per share which was paid on January 3, 2007. In April 2007, the Board of Directors declared and Epolin paid in May 2007 the second regular annual cash dividend of $0.02 per share. In addition, in October 2007, the Board of Directors paid another special cash dividend of $0.02 per share which was paid on January 7, 2008. In April 2008, the Board of Directors declared and Epolin paid the third regular annual cash dividend of $0.02 per share.

In August 2001, our Board of Directors authorized a 500,000 share stock repurchase program. Pursuant to the repurchase program, the Company may purchase up to 500,000 shares of its common stock in the open market or in privately negotiated transactions from time to time, based on market prices. The Company indicated that the timing of the buyback of the Company's shares will be dictated by overall financial and market conditions and other corporate considerations. The repurchase program may be suspended without further notice. There were no repurchases made by the Company of shares of its Common Stock during the fiscal year ended February 29, 2008. In prior years, since the adoption of the program, a total of 331,500 shares were repurchased at a cumulative cost of $195,766.

In September 2007, Murray S. Cohen advised the Board of Directors that beginning as of October 1, 2007 and in accordance with his employment agreement he will reduce the time he devotes to Company business to approximately 25% of his time. Dr. Cohen had been devoting approximately 50% of his time to the business since September 2006. Dr. Cohen has been and will remain Chairman of the Board and Chief Scientist of the Company.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as defined in Item 303(c) of Regulation S-B.

Item 7. Financial Statements.

See the Financial Statements annexed to this report.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 8A(T). Controls and Procedures.

Under the supervision and with the participation of our management, including the Principal Executive Officer and Principal Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Principal Executive Officer and Principal Financial Officer have concluded that, as of February 29, 2008, these disclosure controls and procedures were effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission's rule and forms; and (ii) accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There have been no material changes in internal control over financial reporting that occurred during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Principal Executive Officer and Principal Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our evaluation of internal control over financial reporting includes using the COSO framework, an integrated framework for the evaluation of internal controls issued by the Committee of Sponsoring Organizations of the Treadway Commission, to identify the risks and control objectives related to the evaluation of our control environment.

Based on our evaluation under the frameworks described above, our management has concluded that our internal control over financial reporting was effective as of February 29, 2008.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation requirements by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Item 8B. Other Information.

Not applicable.

PART III

Item 9. Directors, Executive Officers, Promoters, Control Persons and Corporate Governance; Compliance with Section 16(a) of the Exchange Act.

There is incorporated by reference herein information which will be contained in the Company's definitive proxy statement to be filed within 120 days of the Company's year end in connection with the Annual Meeting of Stockholders to be held in 2008.

Item 10. Executive Compensation.

There is incorporated by reference herein information which will be contained in the Company's definitive proxy statement to be filed within 120 days of the Company's year end in connection with the Annual Meeting of Stockholders to be held in 2008.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

There is incorporated by reference herein information which will be contained in the Company's definitive proxy statement to be filed within 120 days of the Company's year end in connection with the Annual Meeting of Stockholders to be held in 2008.

Item 12. Certain Relationships and Related Transactions, and Director Independence.

There is incorporated by reference herein information which will be contained in the Company's definitive proxy statement to be filed within 120 days of the Company's year end in connection with the Annual Meeting of Stockholders to be held in 2008.

Item 13. Exhibits.

3.1 Epolin Inc.'s certificate of incorporation as amended [(1)]
3.2 Epolin Inc.'s by-laws[(1)]
4.1 Specimen certificate for common stock[(1)]
31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rules 13a-14 and 15d-14 of the Exchange Act)
31.2 Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rules 13a-14 and 15d-14 of the Exchange Act)
32.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

---

(1) Filed with the Company's Form S-18 Registration Statement SEC File 33-25405-NY.

Item 14. Principal Accountant Fees and Services.

There is incorporated by reference herein information which will be contained in the Company's definitive proxy statement to be filed within 120 days of the Company's year end in connection with the Annual Meeting of Stockholders to be held in 2008.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EPOLIN, INC.
(Registrant)

By: /s/ Murray S. Cohen
Murray S. Cohen,
Chairman of the Board

Dated: May 28, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant, and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Greg Amato Greg Amato	Chief Executive Officer (Principal Executive Officer)	05/28/2008
/s/ Murray S. Cohen Murray S. Cohen	Chairman of the Board, Secretary and Director	05/28/2008
/s/ James Ivchenko James Ivchenko	President and Director (Principal Financial Officer)	05/28/2008
/s/ Morris Dunkel Morris Dunkel	Director	05/28/2008
__________ James R. Torpey, Jr.	Director	________
/s/ Herve A. Meillat Herve A. Meillat	Director	05/29/2008

EPOLIN, INC. AND SUBSIDIARY

FINANCIAL STATEMENTS

YEARS ENDED

FEBRUARY 29, 2008 AND FEBRUARY 28, 2007

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
EPOLIN, INC. AND SUBSIDIARY
Newark, New Jersey

We have audited the accompanying Consolidated Balance Sheets of Epolin, Inc. and it's wholly owned Subsidiary as of February 29, 2008 and February 28, 2007 and the related Consolidated Statements of Income, Stockholders' Equity and Cash Flows for each of the two years in the periods ended February 29, 2008 and February 28, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Epolin Inc. and Subsidiary as of February 29, 2008 and February 28, 2007, and the results of its operations and its cash flows for each of the two years in the periods ended February 29, 2008 and February 28, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Weismann Associates LLC

Weismann Associates LLC
Branchburg, NJ 08865

May 5, 2008

EPOLIN, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

ASSETS

	February 29, 2008	February 28, 2007
Current assets:		
Cash and cash equivalents	$ 1,980,142	1,751,346
Accounts receivable	618,445	546,952
Inventories	642,529	651,648
Prepaid expenses	60,412	77,767
Prepaid taxes	-	1,920
Deferred tax assets-current portion	25,182	10,288
Total current assets	3,326,710	3,039,921
Plant, property and equipment - at cost:		
Land	81,000	81,000
Building and improvements	710,758	710,758
Laboratory equipment	189,300	272,685
Furniture and office equipment	215,764	160,697
Leasehold improvements	458,495	456,790
Total	1,655,317	1,681,930
Less: Accumulated depreciation and amortization	800,593	858,851
Net plant, property and equipment	854,724	823,079
Other assets:		
Deferred tax assets-non current portion	94,973	152,425
Cash value - life insurance policy	201,369	227,258
Total other assets	296,342	379,683
Total	$ 4,477,776	4,242,683

The accompanying notes are an integral part of these statements.

EPOLIN, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS (CONTINUED)

LIABILITIES AND STOCKHOLDERS' EQUITY

	February 29, 2008	February 28, 2007
Current liabilities:		
Accounts payable	$ 9,660	51,782
Accrued expenses	270,755	244,905
Taxes payable:		
Payroll	1,889	1,889
Income	37,400	6,536
Total current liabilities	319,704	305,112
Other liabilities - Deferred compensation	246,683	285,864
Total liabilities	566,387	590,976
Commitments and Contingencies		
Stockholders' equity:		
Preferred stock, $15.513 par value; 940,000 shares authorized; none issued		
Preferred stock, series A convertible non-cumulative, $2.50 par value; redemption price and liquidation preference; 60,000 shares authorized; 5,478 shares issued and redeemed		
Common stock, no par value; 20,000,000 shares authorized; 12,915,000 shares issued, and 11,966,355 shares outstanding at 2008 and 2007, respectively	2,364,693	2,364,693
Additional paid-in capital	76,820	62,111
Retained earnings	1,820,958	1,575,985
Total	4,262,471	4,002,789
Less: Treasury stock - at cost	351,082	351,082
Total stockholders' equity	3,911,389	3,651,707
Total	$ 4,477,776	4,242,683

The accompanying notes are an integral part of these statements.

EPOLIN, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED FEBRUARY 29, 2008 AND FEBRUARY 28, 2007

	2008	2007
Sales	$ 3,592,940	3,609,674
Cost of sales and expenses:		
Cost of sales	1,404,009	1,454,081
Selling, general and administrative	1,235,078	1,280,547
Total	2,639,087	2,734,628
Operating income	953,853	875,046
Other income:		
Rental income	18,000	16,500
Miscellaneous	66,881	-
Interest	89,348	71,951
Total	174,229	88,451
Income before taxes	1,128,082	963,497
Income taxes	404,455	340,569
Net income	$ 723,627	622,928
Per share data:		
Basic earnings per common share	$ 0.06	0.05
Fully diluted earnings per common share	$ 0.06	0.05
Weighted average number of common shares outstanding	11,966,355	11,964,806
Fully diluted number of common shares outstanding	12,004,973	12,003,424

The accompanying notes are an integral part of these statements.

EPOLIN, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED FEBRUARY 29, 2008 AND FEBRUARY 28, 2007

	Number of Outstanding Shares	Common Stock	Additional Paid-in-Capital	Retained Earnings	Treasury Shares	Treasury Costs	Stockholders' Equity
Balance - March 1, 2006	12,859,000	$ 2,348,483	6,486	1,431,711	918,645	(325,532)	3,461,148
Dividends paid	-	-	-	(478,654)	-	-	(478,654)
Common stock issued for stock option	56,000	16,210	33,000	-	-	-	49,210
Valuation of options expensed	-	-	22,625	-	-	-	22,625
Treasury stock purchased	-	-	-	-	30,000	(25,550)	(25,550)
Net income	-	-	-	622,928	-	-	622,928
Balance - February 28, 2007	12,915,000	$ 2,364,693	62,111	1,575,985	948,645	(351,082)	3,651,707
Balance - March 1, 2007	12,915,000	$ 2,364,693	62,111	1,575,985	948,645	(351,082)	3,651,707
Dividends paid	-	-	-	(478,654)	-	-	(478,654)
Valuation of options expensed	-	-	14,709	-	-	-	14,709
Net income	-	-	-	723,627	-	-	723,627
Balance - February 29, 2008	12,915,000	$ 2,364,693	76,820	1,820,958	948,645	(351,082)	3,911,389

The accompanying notes are an integral part of these statements.

EPOLIN, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED FEBRUARY 29, 2008 AND FEBRUARY 28, 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 723,627	622,928
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	88,336	64,704
Deferred tax expense	42,558	13,609
Stock based compensation	14,709	55,625
Obligation under deferred compensation agreement	(39,181)	(20,628)
(Increase) decrease in:		
Accounts receivable	(71,493)	148,699
Inventories	9,119	(3,775)
Prepaid expenses	17,355	(14,695)
Prepaid taxes	1,920	(321)
Increase (decrease) in:		
Accounts payable	(42,122)	39,971
Accrued expenses	25,850	(62,150)
Taxes payable	30,864	918
Net cash provided by operating activities	801,542	844,885
Cash flows from investing activities:		
(Increase) decrease in cash value - life insurance policy	25,889	(12,347)
Payments for equipment	(119,981)	(108,577)
Net cash used by investing activities	(94,092)	(120,924)
Cash flows from financing activities:		
Issuance of common stock	-	16,210
Treasury stock purchased	-	(25,550)
Dividends paid	(478,654)	(478,654)
Net cash used by financing activities	(478,654)	(487,994)
Increase (decrease) in cash	228,796	235,967
Cash and cash equivalents:		
Beginning	1,751,346	1,515,379
Ending	$ 1,980,142	1,751,346
Supplemental disclosures of cash flows:		
Income taxes paid	$ 337,842	322,000

The accompanying notes are an integral part of these statements.

NOTE A – Organization:

The Company is engaged in the development, production and sale of near infrared dyes to the optical industry for laser protection and welding applications, and other dyes and specialty chemical products that serve as intermediates and additives used in the adhesive, plastic, aerospace, credit card security and protective documents industries to customers located in the United States and throughout the world.

The Company's wholly owned Subsidiary, Epolin Holding, Corp., was incorporated in New Jersey as a real estate holding company whose assets consist of land and a building. On January 29, 1998, the Company acquired 100% of the stock in Epolin Holding Corporation. Prior to acquisition, two officers/stockholders of the Company controlled it.

NOTE B – Summary of Significant Accounting Policies:

Basis of Presentation – The Consolidated Financial Statements reflect all normal and recurring adjustments that, in the opinion of management, are necessary for a fair presentation of the financial position, results of operations and cash flows of the Company for the periods presented. All significant inter-company accounts and transactions have been eliminated.

Cash and Cash Equivalents - Includes cash in bank and money market accounts for purposes of preparing the Statement of Cash Flows.

Concentrations of Credit Risks - The Company and its Subsidiary at various times of the year had cash deposits in financial institutions and a brokerage house in excess of the amount insured by the agencies of the federal government. In evaluating this credit risk, the Company periodically evaluates the stability of the financial institution and brokerage house.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable. Generally, the Company does not require collateral or other securities to support its accounts receivable. Three customers represented 38.5% of the Company's trade receivables at February 29, 2008.

Source of Raw Materials – The Company purchases chemicals from several large chemical manufacturers, further processing them into its saleable products. Although the Company limits itself to a relatively small number of suppliers, it is not restricted to such suppliers, and availability of such raw materials is widespread.

Note B - Summary of Significant Accounting Policies (continued):

Principles of Consolidation - The accompanying Consolidated Financial Statements include the accounts of the Company and Subsidiary. Inter-company transactions and balances have been eliminated in consolidation. Condensed consolidating financial statements as of February 29, 2008 and for the year then ended are:

CONDENSED CONSOLIDATING BALANCE SHEET

	Epolin Inc.	Epolin Holding, Corp.	Eliminations	Consolidated
Current assets	$ 3,015,509	311,201	-	3,326,710
Non-current assets	1,459,917	625,617	(934,468)	1,151,066
Total	$ 4,475,426	936,818	(934,468)	4,477,776
Total liabilities	$ 564,037	26,785	(24,435)	566,387
Stockholders' equity:				
Common stock	2,364,693	-	-	2,364,693
Additional paid-in capital	76,820	-	-	76,820
Retained earnings	1,820,958	910,033	(910,033)	1,820,958
Treasury stock	(351,082)	-	-	(351,082)
Total stockholders' equity	3,911,389	910,033	(910,033)	3,911,389
Total	$ 4,475,426	936,818	(934,468)	4,477,776

CONDENSED CONSOLIDATING STATEMENT OF INCOME

	Epolin Inc.	Epolin Holding, Corp.	Eliminations	Consolidated
Sales	$ 3,592,940	-	-	3,592,940
Other revenue- rental income	-	115,740	(97,740)	18,000
Total	3,592,940	115,740	(97,740)	3,610,940
Cost of sales	1,404,009	-	-	1,404,009
Selling, general and administrative	1,305,900	26,918	(97,740)	1,235,078
Total	2,709,909	26,918	(97,740)	2,639,087
Operating income	883,031	88,822	-	971,853
Other income	140,780	15,449	-	156,229
Income before taxes	1,023,811	104,271	-	1,128,082
Income taxes	394,658	9,797	-	404,455
Net income	$ 629,153	94,474	-	723,627

NOTE B – Summary of Significant Accounting Policies (continued):

Accounts receivable - Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts though a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. This allowance is an amount estimated by management to be adequate to absorb possible losses. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Inventories - Consists of raw materials, work in process, finished goods and supplies valued at the lower of cost or market under the first-in, first-out method.

Fair Value of Financial Instruments – The carrying amount of all reported assets and liabilities, which represent financial instruments, approximate the fair values of such amounts due to the nature of their relatively short maturity.

Plant, Property and Equipment - Stated at cost. Provisions for depreciation are computed on the straight-line methods, based upon the estimated useful lives of the various assets.

A summary of the major categories of the Company's plant, property and equipment are as follows:

		Years
Building and improvements	Straight Line	39
Laboratory equipment	Straight Line	5 - 7
Furniture and office equipment	Straight Line	5 - 7
Leasehold Improvements	Straight Line	10 - 39

The costs of major renewals and betterments are capitalized. Repairs and maintenance are charged to operations as incurred. Upon disposition, the cost and related accumulated depreciation are removed and any related gain or loss is reflected in earnings.

Depreciation and amortization expense totaled $88,336 and $64,704 for the years ended February 29, 2008 and February 28, 2007, respectively.

Income taxes – The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", wherein the asset and liability method is used in accounting for income taxes. Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and for income tax purposes. Temporary differences relate primarily to different accounting methods used for depreciation and amortization of property and equipment and deferred compensation.

NOTE B – Summary of Significant Accounting Policies (continued):

Use of Estimates – The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition – The Company recognizes revenue consistent with the provisions of SEC Staff Accounting Bulletin No. 104, "Revenue Recognition", which sets forth guidelines in the timing of revenue recognition based upon factors such as passage of title, payments, and customer acceptance. Any amounts received prior to satisfying our revenue recognition criteria will be recorded as deferred revenue in the accompanying balance sheet. The Company recognizes revenue from product sales when there is persuasive evidence that an arrangement exists, when title has passed, the price is fixed or determinable, and the Company is reasonably assured of collecting the resulting receivable. The Company's policy is to replace certain products that are in nonconformity with customer specifications; however, replacements are made at the discretion of the Company subject to in house product lab analysis. There are no terms or conditions set forth within the Company's sales contracts that provide for product replacements. Replacement costs are expensed as incurred.

Regulations – The Company expended approximately $30,967 through February 29, 2008 and $22,305 through February 28, 2007, to maintain compliance with certain Federal and State and City government regulations relative to the production of near infrared dyes and specialty chemicals.

Net Income Per Share - Basic net income per share is calculated on the basis of the weighted average number of shares outstanding during the period, excluding dilution. Diluted net income per share is computed on the basis of the weighted average number of shares plus potentially dilutive common shares arising from the assumed exercise of stock options.

Advertising Costs – Advertising costs, included in operating expenses, are expensed as incurred. Advertising expenses amounted to $13,307 and $13,855 for the years ended February 29, 2008 and February 28, 2007, respectively.

NOTE B – Summary of Significant Accounting Policies (continued):

Stock-based Compensation – Prior to March 1, 2006 the Company accounted for stock based compensation under Statement of Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation (FAS 123). As permitted under this standard, compensation cost was recognized using the intrinsic value method described in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Effective March 1, 2006, the Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment". SFAS 123R revises SFAS No. 123 and supersedes APB 25 to require companies to measure and recognize in operations the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. In accordance with the provisions of the Securities and Exchange Commission Staff Accounting Bulletin No. 107, the Company has adapted the modified-prospective transition method. Prior periods were not restated to reflect the impact of adopting the new standard. As a result of the adoption of FAS 123R, stock-based compensation expense recognized for the period ended February 29, 2008 includes compensation expense for all share-based payments granted on or prior to, but not yet vested as of March 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FAS 123, and compensation cost for all share-based payments granted on or subsequent to March 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS 123R.

During the years ended February 29, 2008 and February 28, 2007, the Company recognized stock-based compensation expenses of $14,709 and $22,625, respectively, related to outstanding stock options according to the provisions of FAS 123R, using the modified-prospective transition method.

Prior to the adoption of FAS 123R and for the year ended February 28, 2007, no tax benefits from the exercise of stock options have been recognized. Any future excess tax benefits derived from the exercise of stock options will be recorded prospectively and reported as cash flows from financing activities in accordance with FAS 123R.

Deferred charges for options granted to non-employees are determined in accordance with FAS No. 123 and EITF 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" as the fair value of the consideration or the fair value of the equity instruments issued, whichever is more reliably measured.

The weighted average Black-Scholes value of options granted under the stock plans during the years ended February 29, 2008 and February 28, 2007 was $.18, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants:

	Years Ended	
	February 29, 2008	**February 28, 2007**
Weighted average expected life in years	3	3
Dividends per share	0.04	0.04
Volatility	7.0%	6.0%
Risk-free interest rate	4.9%	4.5%

NOTE C – Income Taxes:

1. Federal and State deferred tax assets include:

	2008	2007
Temporary differences:		
Accelerated amortization	$2,696	30,063
Deferred compensation	101,405	122,922
Stock based compensation	16,054	9,728
Total	120,155	162,713
Current portion	25,182	10,288
Non-current portion	$94,973	152,425

2. Income tax expense:

	2008	2007
Current:		
Federal	$275,000	259,342
State	86,897	67,618
Total current	361,897	326,960
Deferred:		
Federal	36,602	10,845
State	5,956	2,764
Total deferred	42,558	13,609
Total	$404,455	340,569

3. Reconciliation of income tax at the statutory rate to the Company's effective rate:

	2008	2007
Computed at the statutory rate	$349,705	304,598
State income taxes (net)	86,897	67,618
(Increase) Decrease in deferred tax asset	42,558	13,609
General business credits	(42,993)	(36,040)
Other reconciling items	(31,712)	(9,216)
Effective tax	$404,455	340,569

NOTE D – Treasury Stock:

Consists of 948,645 shares at a net cost of $351,082, as of February 29, 2008 and February 28, 2007, respectively.

The Company purchased 30,000 shares during the year ended February 28, 2007.

NOTE E – Economic Dependency:

A material portion of the Company's business is dependent on certain domestic customers, the loss of which could have a material effect on operations. During the years ended February 29, 2008, approximately 37.1% of sales were to three customers. Two of these customers, located in the Eastern United States, accounted for 29.3% of sales. During the years ended February 28, 2007, approximately 37.5% of sales were to four customers, two of these customers, located in the Eastern United States, accounted for 24.5% of sales.

NOTE F – Rental Income Under Sublease:

The Company entered into an agreement with a non-related party effective September 1, 2005 for a term ending October 31, 2007. Under the terms of the agreement, the tenant is to pay a base rent of $18,000 per year. The tenant is currently in arrears.

NOTE G – Research and Development:

The Company has developed substantial research and development capability. The Company's efforts are devoted to (i) developing new products to satisfy defined market needs, (ii) providing quality technical services to assure the continued success of its products for its customers' applications, (iii) providing technology for improvements to its products, processes and applications, and (iv) providing support to its manufacturing plant for cost reduction, productivity and quality improvement programs. Expenditures for Company sponsored product research and product development of $392,992 and $441,354 were included in cost of sales for the years ended February 29, 2008 and February 28, 2007, respectively. Expenditures for fiscal year 2009 are projected to remain at approximately the same level as in fiscal 2008.

NOTE H – Employee Benefits:

Simplified Employee Pension Plan – Effective June 1, 1994, the Company provides a SAR/SEP plan to its employees as a retirement and income tax reduction facility. Full time employees are eligible to participate immediately. Employees may make pre-tax and after-tax contributions subject to Internal Revenue Service limitations. Company contributions range from three to five percent after completion of one year of service. Employer contributions totaled $54,257 and $47,677 for the years ended February 29, 2008 and February 28, 2007, respectively.

NOTE H – Employee Benefits (continued):

Stock Option Plan – The Company previously adopted The 1986 Stock Option Plan. As of April 1996, under the terms of the Plan, options may no longer be granted. On December 1, 1995, options to acquire up to 490,000 shares of the Company's common stock were granted. Options exercised for all prior years totaled 455,000. Options cancelled for all prior years totaled 35,000. There were no outstanding options as of February 29, 2008.

The Company adopted the 1998 Stock Option Plan on December 1, 1998. Under the terms of the plan, the Company reserved 750,000 shares of common stock for issuance pursuant to the exercise of options to be granted under the Plan, which do not meet the requirements of Section 422 of the Code. On September 15, 2001, the Board of Directors increased the reserve to 1,500,000. Options granted expire five or ten years after the date granted and are subject to various vesting periods as follows: (1) none exercisable prior to the first anniversary of the date of grant, and (2) certain options will become exercisable as to 50% of the shares underlying the option on each of the first and second anniversaries of the date granted (3) certain options will become exercisable as to 50% of the shares underlying the option on each of the second and fourth anniversaries of the date granted. Options exercised through February 29, 2008 totaled 686,000. Options cancelled or expired for all years totaled 240,000. All cancelled options are available for future grants.

A summary of the status of the Company's 1998 stock option plan as of February 29, 2008, and the changes during the years ended February 29, 2008 is presented below:

Fixed Options:	Shares	Weighted-Average Exercise Price
Balance – March 1, 2006	457,000	$ .42
Cancelled and expired	(85,000)	.25
Exercised	(56,000)	.28
Balance – February 28, 2007	316,000	.37
Balance – February 29, 2008	316,000	$ .49
Exercisable at February 29, 2008	316,000	

NOTE H – Employee Benefits (continued):

Stock Option and Stock-Based Employee Compensation – On November 1, 2004, the Company entered into an "Option Agreement and Investment Agreement" with an employee, the terms of which are as follows:

1. Stock Option - An option to purchase 100,000 shares of common stock at an exercise price equal to the fair market value of the Company's common stock at the date of grant. The option is exercisable only after the completion of the second year of employment.

2. Stock-based Employee Compensation – A grant of 100,000 shares of restricted common stock one year from the date of the agreement, provided the employee is then employed by the Company. In connection with this agreement, compensation in the amount of $33,000 was charged to selling, general and administrative expenses for the year ended February 28, 2007.

Stock Option Plans - The following table summarizes information about fixed stock options outstanding at February 29, 2008:

Outstanding Options			Exercisable Options	
Range of Exercise Price	Number Outstanding at 2/29/08	Weighted-Average Remaining Contractual Life	Number Exercisable at 2/29/08	Weighted-Average Exercise Price
$.41	116,000	6.0	116,000	.41
.51	100,000	1.7	100,000	.51
.54	200,000	2.3	200,000	.54

There are 498,000 options attributable to future grants.

NOTE I - Inventories:

	February 29, 2008	February 28, 2007
Raw materials and supplies	$ 123,286	74,317
Work in process	45,379	183,142
Finished goods	473,864	394,189
Total	$ 642,529	651,648

NOTE J – Segment Reporting:

The Company currently operates in a single operating segment. In addition, financial results are prepared and reviewed by management as a single operating segment. The Company continually evaluates its operating activities and the method utilized by management to evaluate such activities and will report on a segment basis if and when appropriate to do so.

Sales by geographic area are as follows:

	Years Ended	
	February 29, 2008	February 28, 2007
United States	$ 2,837,852	2,775,135
Asia	481,355	508,235
Europe	273,183	308,278
Other nations	550	18,026
Total	$ 3,592,940	3,609,674

Two customers, located in the Southeastern United States, accounted for more than 10% of revenues from continuing operations. These customers accounted for 29.3% of sales of which 12.0% was near infrared dyes and 17.3% was security inks.

Long-lived assets include net plant, property and equipment. The Company had long-lived assets of $854,724 and $823,079 located in the United States at February 29, 2008 and February 28, 2007, respectively.

NOTE K - Accrued Expenses:

Accrued expenses consisted of the following as of February 29, 2008 and February 28, 2007, respectively:

	2008	2007
Salaries and wages	$ -	2,234
Employment agreement	225,000	210,000
Purchases	12,330	-
Professional fees	28,000	32,671
Pension contribution	5,425	-
Total accrued expenses	$ 270,755	244,905

NOTE L - Earnings per Share:

Basic earnings per share are computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options. The components of basic and diluted earnings per share are as follows:

	Years Ended February 29, 2008	Years Ended February 28, 2007
Basic Earnings Per Common Share:		
Net income	$ 723,627	622,928
Average common shares outstanding	11,966,355	11,964,806
Basic earnings per common share	$ 0.06	0.05
Diluted Earnings Per Common Share:		
Net income	$ 723,627	622,928
Average common shares outstanding	11,966,355	11,964,806
Common shares issuable with respect to options issued to employees with a dilutive effect	38,618	38,618
Total diluted common shares outstanding	12,004,973	12,003,424
Diluted earnings per common share	$ 0.06	0.05

NOTE M – Commitments and Contingencies:

Losses for contingencies such as litigation and environmental matters are recognized in income when they are probable and can be reasonably estimated. Gain contingencies are not recognized in income.

Lease Obligations - The Company leases its real estate under an operating lease with a related party. The lease effective November 1, 1996 was for a term of five (5) years with three (3) five (5) year options at annual rentals of $97,740. The Cost of Living Index adjustment effective with the second year has been waived by the subsidiary. Rent includes reimbursed insurance costs. Generally, management expects that the lease will be renewed in the normal course of business.

Rental expense charged to operations, eliminated in consolidation, amounted to $97,740 for the years ended February 29, 2008 and February 28, 2007, respectively.

Future minimum payments for the current option period:

Fiscal Years Ending February:	
2009	$97,740
2010	97,740
2011	65,160

Deferred Compensation – On December 29, 1995, the Company entered into a deferred compensation agreement with James Ivchenko, President, whose additional annual compensation of $19,645 plus interest is deferred until he reaches age 65 or is terminated. The obligation is funded by the cash value in a life insurance policy. Commencing on December 2005, annual payments will be made to the officer in the amount of $32,000 for ten consecutive years.

On January 1, 1996, the Company entered into a deferred compensation agreement with Dr. Murray S. Cohen, PhD, Chairman of the Board, wherein $25,000 per year was accrued. This agreement, with unfunded accruals of $79,041, terminated on June 25, 1998, and will be paid upon retirement in either equal consecutive monthly payments for a period not exceeding sixty (60) months or a single payment equal to the then present value of the account, said selection to be at the discretion of the Company.

NOTE M – Commitments and Contingencies (continued):

Employment Agreements – Effective March 1, 1999, the Company entered into ten-year employment agreements with officers/directors:

Murray S. Cohen, PhD, Chairman of the Board - To be paid an annual salary of not less than the greater of his annual base salary in effect immediately prior to the effective date of the agreement or any subsequently established annual base salary. Dr. Cohen is to receive 2.00% on gross annual sales of no more than $3,000,000, effective with the year ended February 28, 2000, increasing by 0.25% a year during the term of the agreement. In the event of partial retirement, (50% employment), Dr. Cohen will receive fifty percent salary and 100% additional compensation. In the event of substantial retirement, (25% employment), Dr. Cohen will receive 25% percent salary and 100% additional compensation. In the event of full retirement, Dr. Cohen will receive 50% additional compensation. In the event of death or disability, while fully employed during the fiscal year, Dr. Cohen or his estate will receive 100% of his annual salary plus additional compensation as described above, and 50% of his annual salary plus additional compensation each subsequent year for the remainder of the ten-year term. If at the time of death or disability Dr. Cohen was retired, then other percentage rates are provided for based upon his retirement status.

James Ivchenko, President - To be paid an annual salary of not less than the greater of his annual base salary in effect immediately prior to the effective date of the agreement or any subsequently established annual base salary. He is to receive 1.5% on gross annual sales of no more than $3,000,000, effective with the year ended February 28, 2000, increasing by 0.25% a year during the term of the agreement. In the event of death or disability during the fiscal year, Mr. Ivchenko or his estate will receive 100% of his annual salary plus additional compensation as described above, and 50% of his annual salary plus additional compensation each subsequent year for the remainder of the ten-year term.

Accrued compensation included in selling, general and administrative as of February 29, 2008 and February 28, 2007 was $225,000 and $210,000, respectively.

Bonus Agreement – Effective for the year ending February 28, 2006, the company shall pay Gregory Amato, CEO, bonus compensation in an amount equal to ten percent of the increase, if any, in the Company's current year consolidated net income as compared to the consolidated net income for the fiscal year ending February 28, 2006. The term net income shall mean consolidated net income after taxes but before any extraordinary items. For subsequent fiscal years, the employee shall be eligible for cash bonuses in such amounts as determined by the Compensation Committee.

NOTE N – Dividends:

In October 2007 the Company's Board of Directors declared a special cash dividend of $0.02 per share on all common shares outstanding. The dividend, in the amount of $239,327 was paid on January 7, 2008 to shareholders of record at the close of business on December 20, 2007.

In April 2007, the Company's Board of Directors declared a cash dividend of $0.02 per share on all common shares outstanding. The dividend, in the amount of $239,327 was paid on May 14, 2007 to shareholders of record at the close of business on April 30, 2007.

In December 2006, the Company's Board of Directors declared a special cash dividend of $0.02 per share on all common shares outstanding. The dividend, in the amount of $239,327 was paid on January 3, 2007 to shareholders of record at the close of business on December 18, 2006.

In April 2006, the Company's Board of Directors declared a cash dividend of $0.02 per share on all common shares outstanding. The dividend, in the amount of $239,327 was paid on May 1, 2006 to shareholders of record at the close of business on April 20, 2006.

NOTE O – Environmental Matters

The Company's past and present daily operations include activities, which are subject to extensive federal, and state environmental and safety regulations. Compliance with these regulations has not had, nor does the Company expect such compliance to have, any material effect upon expected capital expenditures, net income, financial condition, or competitive position of the Company. The Company believes that its current practices and procedures comply with applicable regulations. The Company's policy is to accrue environmental and related costs of a non-capital nature when it is both probable that a liability has been incurred and that the amount can be reasonably estimated. No such amounts have been accrued in these statements.

END